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04002380

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1002
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene M. Singer
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene M. Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a5 of the SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2003

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (The Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Capital Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 29, 2004

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 7,986
Investments, at fair value (Note 2)	552,055
Commissions receivable	23,934
Prepaid expenses	38,429
Office furniture and computer equipment, at cost, net of accumulated depreciation of $292,007	33,683
Leasehold improvements net of accumulated amortization of $36,205	22,140
Due from stockholder	123,980
Other assets	108,189
Total Assets	$ 910,396
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to broker	$ 173,538
Accrued expenses	82,987
Taxes payable	5,576
Due to BCS Financial	8,963
Total Liabilities	271,064
Stockholder's Equity	
Common stock - $.01 par value: Authorized - 1,000 shares Issued and outstanding - 100 shares	1,000
Additional paid-in capital	1,730,447
Retained deficit	(1,092,115)
Total Stockholder's Equity	639,332
Total Liabilities and Stockholder's Equity	$ 910,396

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions	$ 736,670
Investment income	43,638
Other income	32,780
Total Revenue	813,088
Expenses:	
Compensation and related expenses	439,079
Brokerage clearing and exchange fees	31,054
Market development	26,374
Professional fees and temporary services	58,107
Insurance	41,010
Communications, postage, printing, and supplies	81,022
Equipment, depreciation, and amortization	138,590
Rent and related expenses	67,871
Other operating expenses	61,833
Total Expenses	944,940
Net Loss	$ (131,852)

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Number of Shares	Common Stock $.01 Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balances, January 1, 2003	1,000	$1	$1,788,447	$ (960,263)	$ 829,184
Settlement of intercompany account receivable due from BCS Financial Corporation			(58,000)		(58,000)
Net loss			-	(131,852)	(131,852)
Balances, December 31, 2003	1,000	$1	$1,730,447	$(1,092,115)	$ 639,332

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$ (131,852)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	26,338
Changes in operating assets and liabilities:	
Net unrealized loss on investments	7,100
Net losses on sales of investments	8,397
Increase in prepaid expenses	(29,053)
Increase in due to broker	173,538
Net change in other assets and liabilities	(131,626)
Net change in amounts due to/from BCS Financial Corporation	(4,927)
Decrease in commission and fees receivable	1,950
Net change in income taxes	1,057
Increase in accrued expenses	19,722
Net Cash (Used) by Operating Activities	(59,356)
Cash Flows from Investing Activities	
Purchase of leasehold improvements	(25,160)
Sale or maturity of investments	24,003
Purchase of office furniture and equipment	(13,743)
Net Cash Provided by Investing Activities	(14,900)
Cash Flows From Financing Activities:	
Return of capital to BCS Financial Corporation	(58,000)
Net Cash (Used) by Financing Activities	(58,000)
Net (decrease) in cash and cash equivalents	(132,256)
Cash and cash equivalents, beginning of year	140,242
Cash and cash equivalents, end of year	$ 7,986

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies:

Blue Capital Securities, Inc. (the Company) is a registered securities broker and dealer under the Securities Exchange act of 1934, with membership in the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by Bear, Stearns & Co., Inc. on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Investments:

Investments are carried at fair value. Fair value is determined using independent pricing sources. Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis, and along with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the double-declining balance method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions:

Commissions are recognized as income when earned by the Company.

Revenue Recognition:

The Company recognizes commissions as earned on a settlement date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 - Investments:

The Company's investments are summarized as follows:

Fixed maturities less than five years:	Cost or Amortized Cost	Fair Value
U.S. Treasury and agencies	$ 97,400	$104,600
Corporate securities	25,618	27,590
Subtotal	123,018	132,190
Fixed maturities greater than five years:		
U.S. Treasury and agencies	237,379	255,660
Corporate securities	154,040	164,205
Subtotal	391,419	419,865
Total Investments	$514,437	$552,055

Investment income consists of the following:

Interest and dividends	$59,135
Unrealized losses	7,100
Realized losses	8,397
	$43,638

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2003, the Company had net capital of $288,429 which exceeded its requirement by $188,429. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2003 this ratio was .94:1.

Note 4 - Corporate Income Taxes:

The Company has net operating carryforward losses available of approximately $130,000 to offset future taxable income.

BLUE CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total stockholder's equity from statement of financial condition		$639,332
Less:		
Non-allowable assets, as follows:		
Accounts receivable	$202,754	
Petty Cash	45	
Prepaid expenses	38,429	
Property and equipment, net	81,937	323,165
Haircuts on government securities		27,738
Undue concentration on government securities		-
Net Capital		$288,429

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Minimum net capital required	$100,000
Minimum dollar net capital requirement based on one-fifteenth of aggregate indebtedness	$ 18,070
Net capital requirement (greater of the above)	$100,000
Excess net capital	$188,429
Excess net capital at 1000%	$261,322

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Total A.I. liabilities from statement of financial condition	$271,064
Ratio of aggregate indebtedness to net capital	.94

BLUE CAPITAL SECURITIES, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no reconciling items from the Focus Part II as amended, filed for the quarter ended December 31, 2003.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

Board of Directors
Blue Capital Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Blue Capital Securities, Inc.(the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 29, 2004